CUSIP No. 632381208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

National Coal Corp.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
632381208
(CUSIP Number)
March 5, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 632381208

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Geologic Resource Partners LLC
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	0 Shares
		6)	Shared Voting Power	1,341,610 Shares
		7)	Sole Dispositive Power	0 Shares
		8)	Shared Dispositive Power	1,341,610 Shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,341,610 Shares
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	3.9%
12)	Type of Reporting Person	CO

CUSIP No. 632381208

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	George R. Ireland
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	0 Shares
		6)	Shared Voting Power	1,341,610 Shares
		7)	Sole Dispositive Power	0 Shares
		8)	Shared Dispositive Power	1,341,610 Shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,341,610 Shares
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	3.9%
12)	Type of Reporting Person	IN

CUSIP No. 632381208

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Geologic Resource Fund Ltd.
2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	0 Shares
		6)	Shared Voting Power	258,243 Shares
		7)	Sole Dispositive Power	0 Shares
		8)	Shared Dispositive Power	258,243 Shares
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	258,243 Shares
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11)	Percent of Class Represented by Amount in Row (9)	Less than 1.0%
12)	Type of Reporting Person	CO

CUSIP No. 632381208

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is National Coal Corp. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 8915 George Williams Road, Knoxville, TN 37923.

Item 2(a).	Name of Person Filing

Geologic Resource Partners LLC (“GRP”)

George R. Ireland

Geologic Resource Fund Ltd. (“GRF”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of GRP, GRF and Mr. Ireland is 535 Boylston Street, Boston, MA 02116.

Item 2(c).	Citizenship

GRP is organized in Delaware. GRF is organized in the Cayman Islands. Mr. Ireland is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 632381208.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company

Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

CUSIP No. 632381208

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership
Item 4(a).	Amount beneficially owned

As of the close of business on March 5, 2010 each of GRP and Mr. Ireland owned 1,341,610 shares of Common Stock of the Company and GRF owned 258,243 shares of Common Stock of the Company.

Item 4(b).	Percent of Class

As of the close of business on March 5, 2010 each of GRP and Mr. Ireland owned 3.9% of the Common Stock outstanding of the Company and GRF owned 1% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock owned by GRP, GRF and Mr. Ireland is based upon 34,379,889 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 2009, based on representations made in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009.

Item 4(c).	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: zero
(ii)	shared power to vote or to direct the vote:

GRP:	1,341,610
GRF:	258,243
Mr. Ireland:	1,341,610

(iii)	sole power to dispose or to direct the disposition of: zero

CUSIP No. 632381208

(iv)	shared power to dispose or to direct the disposition of:

GRP:	1,341,610
GRF:	258,243
Mr. Ireland:	1,341,610

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being
Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP No. 632381208

Item 10.	Certification

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2010

GEOLOGIC RESOURCE PARTNERS LLC

By:
Name: George R. Ireland Title: Managing Member

GEOLOGIC RESOURCE FUND LTD.
By:	Geologic Resource Partners LLC, its Investment manager
By:
Name: George R. Ireland Title: Chief Investment Officer

GEORGE R. IRELAND

CUSIP No. 632381208

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and
(2)

Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: March 10, 2010

GEOLOGIC RESOURCE PARTNERS LLC

By:
Name: George R. Ireland Title: Managing Member

GEOLOGIC RESOURCE FUND LTD.
By:	Geologic Resource Partners LLC, its Investment manager
By:
Name: George R. Ireland Title: Chief Investment Officer

GEORGE R. IRELAND